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                             July 15, 2021

       David Briones
       Managing Member
       Larkspur Health Acquisition Corp.
       100 Somerset Corporate Blvd., 2nd Floor
       Bridgewater, New Jersey 08807

                                                        Re: Larkspur Health
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 7, 2021
                                                            File No. 333-256056

       Dear Mr. Briones:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Exhibit 4.4 (Warrant Agreement), page II-7

   1. We note Section 9.3 of your Warrant Agreement provides that any action, proceeding or claim arising out of or
relating in any way to the agreement shall be brought and enforced in the courts of the
State of New York or the United States District Court for the Southern
                                                        District of New York.
Please revise this provision to state the extent to which the provision applies to
actions arising under the Exchange Act and the Securities Act, consistent with your
prospectus disclosure. In the alternative, tell us how you will make future investors aware
of the applicability of the provision to Securities Act and Exchange
                                                        Act actions.
 David Briones
Larkspur Health Acquisition Corp.
July 15, 2021
Page 2

       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



FirstName LastNameDavid Briones                           Sincerely,
Comapany NameLarkspur Health Acquisition Corp.
                                                          Division of
Corporation Finance
July 15, 2021 Page 2                                      Office of Finance
FirstName LastName